13025458

SECU MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2012 (MM/DD/YY) AND ENDING May 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
31353
FIRM I.D. NO.

NAME OF BROKER-DEALER: Bodington & Company.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street Suite 630
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bodington 415-391-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle Suite 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey C. Bodington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bodington & Company as of May 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMELIA LI
COMM. #1924330
Notary Public - California
San Francisco County
My Comm. Expires Feb. 4, 2015
NRO1

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BODINGTON & COMPANY

Financial Statements
and Supplemental Information
Year ended May 31, 2013
with
Reports of Independent Auditors

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Certified Public Accountants

Bodington & Company

Financial Statements

and Supplemental Information

Year ended May 31, 2013

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

Board of Directors
Bodington & Company

We have audited the accompanying financial statements of Bodington & Company, which comprise the statement of financial condition as of May 31, 2013, and the related statements of operations, stockholder's equity cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2013, and the result of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott
June 10, 2013

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Bodington & Company
Statement of Financial Condition
May 31, 2013

Assets

Current assets		
Cash	$	29,499
Accounts receivable		40,492
Prepaid expenses and other current assets		2,590
Total current assets		72,581
Furniture and equipment, at cost		39,006
Less accumulated depreciation		(39,006)
		-
Total assets	$	72,581

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	8,000
Income taxes payable, deferred		9,000
Total current liabilities		17,000
Stockholder's equity		
Common stock, not par value, 100 shares authorized, 15 shares issued and outstanding		45,000
Retained earnings		10,581
Total stockholder's equity		55,581
Total liabilities and stockholder's equity	$	72,581

See accompanying notes

Bodington & Company
Statement of Operations
Year ended May 31, 2013

Revenues		
Commissions, fees and expense reimbursements	$	370,106
Expenses		
Salaries		178,000
Retirement plan		19,625
Employee benefits		45,967
Payroll taxes		12,465
Consultants and outside services		30,009
Rent		16,769
Office supplies and expenses		5,394
Telephone		6,322
Accounting		6,738
Data services and trade associations		3,789
Marketing		15,100
Regulatory fees		1,412
Insurance		554
Travel and other		23,122
Total expenses		365,266
Income before taxes		4,840
Taxes on income		1,800
Net income	$	3,040

See accompanying notes.

Bodington & Company
Statement of Stockholder's Equity
Year ended May 31, 2013

	Common stock Shares	Common stock Amount	Retained earnings	Total stockholder's equity
Balances, May 31, 2012	15	$ 45,000	$ 7,541	$ 52,541
Net income	-	-	3,040	3,040
Balances, May 31, 2013	15	$ 45,000	$ 10,581	$ 55,581

See accompanying notes.

Bodington & Company
Statement of Cash Flows
Year ended May 31, 2013

Cash flows from operating activities		
Net income	$	3,040
Adjustments to reconcile net income to net cash used by operating activities		
Deferred income taxes		1,000
Increase in accounts receivable		(11,861)
Increase in prepaid expenses		-
Increase in accounts payable		7,000
Net cash used by operating activities		(821)
Net decrease in cash		(821)
Cash, beginning of year		30,320
Cash, end of year	$	29,499
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

See accompanying notes.

Bodington & Company
Notes to Financial Statements
May 31, 2013

Note 1 - Summary of significant accounting policies

Basis of presentation
Bodington & Company (the Company) is a California corporation formed in July 1996. The Company provides management consulting and investment advisory services to small and middle market power projects and power generation facilities located primarily in the United States.

The Company is registered as a broker-dealer with the Securities Exchange Commission and a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash
For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At May 31, 2013, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company files its income tax returns using the cash method of accounting. Deferred income taxes are provided on the temporary differences between accrual and cash basis income.

The Company follows accounting principles generally accepted in the United

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2013

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended May 2009 to 2013 are open for examination by the Internal Revenue Service and years May 2008 to 2013 by the California Franchise Tax Board.

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the declining balance method over estimated useful lives of from five to seven years. The Company generally capitalized individual purchases of $1,000 or more.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2013.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2013

Note 2 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2013:

Current	
State	$ 800
Federal	-
	800
Deferred	
State	-
Federal	1,000
	1,000
Total	$ 1,800

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences.

At May 31, 2013 the Company had federal and California net operating loss carryforwards of approximately $13,000 that were used to reduce its deferred tax liability.

Note 3 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments. Future minimum payments by fiscal year required under the operating lease consist of the following at May 31, 2013:

2014	$21,633
2015	22,593
2016	23,096
2017	1,928
	$69,250

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2013

Note 3 - Lease obligation (continued)

Rent expense for the year ended May 31, 2013 was $16,769, and included certain operating charges passed through to the Company by the lessor.

Note 4 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee. Contributions to the plan are determined annually subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $19,625 were paid for the plan for the year ended May 31, 2013.

Note 5 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2013, the Company had net capital, as defined under the Rule, of $291,499 which exceeded the minimum requirement of $5,000 by $16,499. The Company's aggregate indebtedness, as defined under the Rule, was 79% of its net capital.

Note 6 - Concentrations

Revenue from contracts with three customers comprised 69% of total revenues for the year ended May 31, 2013.

Note 7 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through June 10, 2013, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since May 31, 2013 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Bodington & Company
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended May 31, 2013

Balance, May 31, 2012	$ -
Increases (decreases)	-
Balance, May 31, 2013	$ -

Bodington & Company
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2013

Net Capital		
Total stockholder's equity		$ 53,581
Non allowable assets		
Accounts receivable	(40,492)	
Prepaid expenses and other current assets	(2,590)	
Total non allowable assets		(43,082)
Other credits – deferred taxes		9,000
Net capital		$ 21,499
Total aggregate indebtedness		$ 17,000
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 1,133
Minimum dollar net capital requirement of reporting broker		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 16,499
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 19,799
Percentage of aggregate indebtedness to net capital		79%

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2013

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2011)

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

The Members
Bodington & Company

We have audited the financial statements of Bodington & Company for the year ended May 31, 2013, and have issued our report thereon dated June 10, 2013. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Bodington & Company, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at May 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
June 10, 2013